UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Outlook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69012T 206

(CUSIP Number)

Tenshi Healthcare Pte. Ltd.

36 Robinson Road

#13-01 City House

Singapore, 068877

Attn: Executive Director

Telephone: +962 6 582 7999 (ext. 1104)

with a copy to:

Goodwin Procter LLP

Three Embarcadero Center

San Francisco, California 94111

Attn: Marianne Sarrazin

(415) 733-6134

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 69012T 206	13D	Page 1 of 6

1.	Names of Reporting Persons Tenshi Healthcare Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,637,024
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,637,024
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,637,024
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (1)
14.	TYPE OF REPORTING PERSON IV

(1)	This percentage is calculated based upon 260,257,517 Shares outstanding as of January 10, 2024, based on Outlook Therapeutics, Inc.’s, a Delaware corporation (the “Issuer”), Annual Report on Form 10-K, as amended, filed with the Securities and Exchange Commission on January 24, 2024. “Shares” means shares of common stock, par value $0.01 per share (the “Shares”), of the Issuer.

CUSIP 69012T 206	13D	Page 2 of 6

1.	Names of Reporting Persons Arun Kumar Pillai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,637,024
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,637,024
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,637,024
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	This percentage is calculated based upon 260,257,517 Shares outstanding as of January 10, 2024, based on the Issuer’s Annual Report on Form 10-K, as amended, filed with the Securities and Exchange Commission on January 24, 2024.

CUSIP 69012T 206	13D	Page 3 of 6

This Amendment No. 19 (“Amendment No. 19”) to Schedule 13D supplements and amends the statement on Schedule 13D of Tenshi Healthcare Pte. Ltd. (formerly known as BioLexis Pte. Ltd.), a Singapore private limited company (“Tenshi Healthcare”) and Arun Kumar Pillai (“Kumar”) originally filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2017, and amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17 and 18 thereto, filed with the SEC on each of November 1, 2017, June 25, 2018, July 20, 2018, November 9, 2018, January 3, 2019, February 5, 2019, April 17, 2019, June 19, 2019, December 30, 2019, January 31, 2020, February 27, 2020, March 24, 2020, February 2, 2021, December 1, 2021, February 1, 2022, April 22, 2022, July 8, 2022 and November 29, 2023, respectively (together, as so amended, the “Schedule 13D”). Except as otherwise specified in this Amendment No. 19, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D

The Reporting Persons are filing this Amendment No. 19 to report certain changes in their beneficial ownership of Shares of the Issuer as a result of the sale of an aggregate 2,714,469 Shares of the Issuer as described in Item 4 of this Schedule 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 in the Schedule 13D is hereby amended to add the following after the last paragraph:

Between November 28, 2023 and January 30, 2024, the Reporting Persons sold an aggregate 2,714,469 Shares of the Issuer’s common stock in open market transactions for aggregate gross proceeds of $1,290,131,39 as follows:

Date of Transaction	Number of Shares Sold	Price per Share	Gross Proceeds	Nature of Transaction
November 28, 2023	100,000	$0.47720	$47,720.00	Open market sale
November 29, 2023	65,044	$0.48010	$31,227.62	Open market sale
November 29, 2023	200,000	$0.48129	$96,258.00	Open market sale
November 30, 2023	167,958	$0.48036	$80,680.30	Open market sale
November 30, 2023	134,956	$0.48060	$64,859.85	Open market sale
December 1, 2023	61,283	$0.48000	$29,415.84	Open market sale
December 5, 2023	34,015	$0.45370	$15,432.61	Open market sale
December 6, 2023	207,062	$0.45000	$93,177.90	Open market sale
December 8, 2023	700	$0.45000	$315.00	Open market sale
December 20, 2023	208,306	$0.45220	$94,195.97	Open market sale
December 22, 2023	6,034	$0.45000	$2,715.30	Open market sale
December 27, 2023	80,606	$0.48010	$38,698.94	Open market sale
December 27, 2023	112,861	$0.49410	$55,764.62	Open market sale
December 28, 2023	57,606	$0.45540	$26,233.77	Open market sale
December 29, 2023	32,088	$0.45520	$14,606.46	Open market sale
December 29, 2023	19,105	$0.45460	$8,685.13	Open market sale
January 23, 2024	123,289	$0.48820	$60,189.69	Open market sale
January 23, 2024	100,000	$0.50930	$50,930.00	Open market sale
January 23, 2024	100,000	$0.50030	$50,030.00	Open market sale
January 24, 2024	116,220	$0.45000	$52,299.00	Open market sale
January 24, 2024	427,600	$0.50200	$214,655.20	Open market sale
January 25, 2024	210,880	$0.45010	$94,917.09	Open market sale
January 25, 2024	98,500	$0.45140	$44,462.90	Open market sale
January 30, 2024	50,356	$0.45000	$22,660.20	Open market sale
Total	2,714,469		$1,290,131,39

CUSIP 69012T 206	13D	Page 4 of 6

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read:

(a)–(b)

The aggregate percentage of Shares reported owned by each Reporting Person named herein is based upon 260,257,517 outstanding Shares, as set forth in the Issuer’s Annual Report on Form 10-K, as amended, filed with the Securities and Exchange Commission on January 24, 2024.

A.	Tenshi Healthcare

(a)	As of the date hereof, Tenshi Healthcare directly owns a total of 16,637,024 Shares. This represents approximately 6.4% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 16,637,024
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 16,637,024

B.	Kumar

(a)	Kumar is the holder of a controlling interest in Tenshi, which is the sole beneficial owner of Tenshi Healthcare. By virtue of such relationship, Kumar may be deemed to beneficially own 16,637,024 Shares held by Tenshi Healthcare for purposes of Rule 13d-3 under the Exchange Act. This represents approximately 6.4% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Exchange Act.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 16,637,024
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 16,637,024

(c)	Other than as described in Item 4 (which is incorporated herein by reference), during the past sixty (60) days the Reporting Persons have not effected any transactions in the Shares.
(d)	Not applicable.

(e)	Not applicable

CUSIP 69012T 206	13D	Page 5 of 6

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, among Tenshi Healthcare Pte. Ltd. and Arun Kumar Pillai dated January 31, 2024 (filed herewith).
2.

Power of Attorney by Tenshi Healthcare Pte. Ltd. (formerly known as BioLexis Healthcare Pte. Ltd.) dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed with the SEC on January 29, 2020).

3.	Power of Attorney by Arun Kumar Pillai dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by Arun Kumar Pillai with the SEC on January 29, 2020).

CUSIP 69012T 206	13D	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2024

Tenshi Healthcare Pte. Ltd.

By:	/s/ Lawrence A. Kenyon
Name: Lawrence A. Kenyon
Title: Attorney-in-Fact

Arun Kumar Pillai

By:	/s/ Lawrence A. Kenyon
Name: Lawrence A. Kenyon
Title: Attorney-in-Fact